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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    --------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                                  Zonagen, Inc.
    -----------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
    -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    98975L108
    -----------------------------------------------------------------------
                                 (CUSIP Number)

                                December 27, 1999
    -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)

         [X]      Rule 13d-1(c)

         [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))

                                Page 1 of 6 Pages

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CUSIP No. 98975L108                                            Page 2 of 6 Pages

 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Samuel G. Rose
         -----------------------------------------------------------------------

 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [ ]

         -----------------------------------------------------------------------
 3.      SEC USE ONLY


         -----------------------------------------------------------------------
 4.      CITIZENSHIP OR PLACE OF ORGANIZATION


                           United States
         -----------------------------------------------------------------------

                  5.    SOLE VOTING POWER


  NUMBER OF                  626,900
   SHARES               --------------------------------------------------------
BENEFICIALLY      6.    SHARED VOTING POWER
  OWNED BY
    EACH
 REPORTING                   -0-
   PERSON               --------------------------------------------------------
    WITH          7.    SOLE DISPOSITIVE POWER


                             626,900
                        --------------------------------------------------------
                  8.    SHARED DISPOSITIVE POWER

                             -0-
                        --------------------------------------------------------

 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        626,900     (See Item 4)
         -----------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                 [ ]

         -----------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        5.56%*
         -----------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                        IN
         -----------------------------------------------------------------------
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CUSIP No. 98975L108                                            Page 3 of 6 Pages

Item 1.

         Item 1(a):    Name of Issuer:

                           Zonagen, Inc.

         Item 1(b):    Address of Issuer's Principal Executive Offices:

                           2408 Timberloch Place
                           B-4
                           Woodlands, TX 77380

Item 2.

         Item 2(a):    Name of Person Filing:

                           Samuel G. Rose

         Item 2(b):    Address of Principal Business Office or, if None,
                       Residence:

                           5301 Wisconsin Avenue, NW
                           Suite 510
                           Washington, DC 20015

         Item 2(c):    Citizenship:

                           United States

         Item 2(d):    Title of Class of Securities:

                           Common Stock, $ 0.001 par value

         Item 2(e):    CUSIP Number:

                           98975L108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable

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CUSIP No. 98975L108                                            Page 4 of 6 Pages

Item 4.  Ownership:

         Item 4 (a)        Amount Beneficially Owned:

                           626,900 shares

         Item 4 (b)        Percent of Class:

                           5.56%*

         Item 4 (c)        Number of shares as to which such person has:

                             (i)    Sole power to vote or to direct the vote:
                                     626,900

                            (ii)    Shared power to vote or direct the vote:
                                    -0-

                           (iii)    Sole power to dispose or direct the
                                    disposition of:
                                    626,900

                            (iv) Shared power to dispose or to direct the disposition of:
                                    -0-

                                    Of the 626,900 shares, 300,000 shares are held directly by Mr. Rose, 320,000 shares are held in a retirement account for the benefit of Mr. Rose and the remaining 6,900 shares are held in the Rose Family Trust, of which Mr. Rose is the sole trustee.

Item 5.       Ownership of Five Percent or Less of a Class.

              Not Applicable.

Item 6.       Ownership of More Than Five Percent on Behalf of Another Person.

              Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not Applicable.

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CUSIP No. 98975L108                                            Page 5 of 6 Pages


Item 8.       Identification and Classification of Members of the Group.

              Not Applicable.

Item 9.       Notice of Dissolution of Group:

              Not Applicable.

Item 10.      Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* Computed on the basis of 11,266,024 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 1999 (as filed with the Securities and Exchange Commission on November 12, 1999) (the Issuer's most recent quarterly or annual report or subsequent current report filed with the Commission).


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CUSIP No. 98975L108                                            Page 6 of 6 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 6, 2000

                                                  /s/ Samuel G. Rose
                                                  ------------------------------
                                                  Samuel G. Rose